                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 2
                                       to
                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
              UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           OMICRON TECHNOLOGIES, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

            FLORIDA                                   65-0032447
  -------------------------------         ------------------------------------
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
   incorporation or organization)

114 W.  Magnolia St.  Ste 400-128, Bellingham, Washington           98225
---------------------------------------------------------         ----------
       (Address of Principal Executive Offices)                   (Zip Code)

                                  877-903-2288

         Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class                           Name of Each Exchange on Which
to be so Registered                           Each Class is to be Registered
-------------------                           ------------------------------

      n/a                                                   n/a

Securities registered under Section 12(g) of the Exchange Act:

                         Common Equity, Par Value $ .001
                         -------------------------------
                                (Title of Class)

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Issuer caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             OMICRON TECHNOLOGIES, INC.


DATED: March 8, 2000                         By: /s/ David Naylor
                                                --------------------------------
                                                David Naylor
                                                Secretary & Treasurer

                              FINANCIAL STATEMENTS

NO:                 DESCRIPTION

FS-1                Omicron Technologies, Inc. Financial
                    Statements Year Ended December 31, 1998

FS-2                Deleted

FS-3                Omicron Technologies, Inc.
                    Non-Consolidated Financial Statements
                    Eleven Months Ended November 30, 1999.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       UNAUDITED INTERIM NON-CONSOLIDATED

                              FINANCIAL STATEMENTS

                                NOVEMBER 30, 1999

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM BALANCE SHEET
AS AT NOVEMBER 30, 1999
(UNAUDITED)
================================================================================

ASSETS

CURRENT
Cash and cash equivalents                                          $  3,535,888
Deposit on purchase of option(Note 4)                                   750,000
                                                                   ------------

                                                                      4,285,888
                                                                   ------------

INVESTMENTS
Investment in and advances to wholly-owned subsidiaries(Note 5)      16,375,688
Investments and advances - other(Note 5)                                634,000
                                                                   ------------

                                                                     17,009,688
                                                                   ------------

CAPITAL - AT COST
Demonstration equipment                                                  12,650
Computer equipment                                                       30,488
Computer software                                                        20,000
                                                                   ------------

                                                                         63,138
                                                                   ------------

OTHER - AT COST
Internet and website licenses(Note 5)                                   345,788
Software development(Note 5)                                            132,762
                                                                   ------------

                                                                        478,550
                                                                   ------------


                                                                   $ 21,837,264
                                                                   ------------

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM BALANCE SHEET
AS AT NOVEMBER 30, 1999
(UNAUDITED)
================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued charges                          $     63,754
Deposit on acquisition of website license(Note 7)                   50,557
                                                              ------------

                                                                   114,311

LONG-TERM

Loans payable(Note 6)                                              386,552
                                                              ------------

                                                                   500,863
                                                              ------------

STOCKHOLDERS' EQUITY(DEFICIT)

SHARE CAPITAL(Note 3)
50,000,000 common shares authorized, par value $ 0.001,
40,045,660 common shares issue                                      40,046

ADDITIONAL PAID-IN CAPITAL                                      26,103,481

DEFICIT                                                         (4,807,126)
                                                              ------------

                                                                21,336,401
                                                              ------------


                                                              $ 21,837,264
                                                              ------------

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM STATEMENT OF STOCKHOLDERS' EQUITY(DEFICIT)
FROM INCEPTION(FEBRUARY 2, 1988) TO NOVEMBER 30, 1999
(UNAUDITED)
================================================================================

                                                                                               DEFICIT
                                                                                             ACCUMULATED
                                                                              CAPITAL IN      DURING THE
                                                  COMMON          STOCK       EXCESS OF      DEVELOPMENT
                                                  SHARES         AMOUNT       PAR VALUE         STAGE           TOTALS
                                               ------------   ------------   ------------    ------------    ------------

February 26, 1988 - issuance of stock
     for cash                                         5,000   $  5,000       $         --    $         --    $      5,000

Net loss - February 2, 1988 to
  December 31, 1997                                      --         --                 --          (5,000)         (5,000)

May 13, 1998 - changed par value from                    --         --                 --              --              --
  $ 1.00 to $ .001                                       --     (4,995)             4,995              --              --
May 13, 1998 - forward stock split, 200 to 1        995,000        995               (995)             --              --
July 7, 1998 - private placement                 23,000,000     23,000                 --              --          23,000
July 31, 1998 - private placement                    70,000         70            349,930              --         350,000
September 2, 1998 - private placement                50,000         50            249,950              --         250,000
September 21, 1998 - private placement               50,000         50            274,950              --         275,000

Net loss - year ended December 31, 1998                  --         --                 --      (1,574,584)     (1,574,584)
                                               ------------   --------       ------------    ------------    ------------


Balance - December 31, 1998                      24,170,000     24,170            878,830      (1,579,584)       (676,584)


July 5, 1999 - Acquisition of Cyberweb              175,000        175            185,763              --         185,938
July 16,1999 - Acquisition of Kaleidoscope          250,000        250            335,688              --         335,938
October 1, 1999 - re referral fees                   25,000         25             33,569              --          33,594
October 1, 1999 - re Fairwind Technologies           14,460         14             33,388              --          33,402
October 10, 1999 - private placement                212,000        212            218,788              --         219,000
October 19, 1999 - DynCom acquisition               200,000        200            599,800              --         600,000
October 19, 1999 - Interactive Radio                     --
   acquisition                                    5,000,000      5,000         15,463,750              --      15,468,750
October 22, 1999 - Reimbursement to                      --
  Sterling Klein                                  1,241,500      1,241          2,450,163              --       2,451,404
October 22, 1999 - Reimbursement to                      --
  Gary Robinson                                   1,190,000      1,190          1,711,310              --       1,712,500
October 27, 1999 - private placement                263,000        263            224,737              --         225,000
November 24, 1999 - private placement               574,700        575            474,425              --         475,000
November 29, 1999 - private placement             6,730,000      6,730          3,493,270              --       3,500,000

Net loss - period ended November 30, 1999                --         --                 --      (3,227,542)     (3,227,542)
                                               ------------   --------       ------------    ------------    ------------

Balance - November 30, 1999                      40,045,660   $ 40,045       $ 26,103,481    $ (4,807,126)   $ 21,336,400
                                               ------------   --------       ------------    ------------    ------------

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM STATEMENT OF EARNINGS
(UNAUDITED)
================================================================================

                                        FOR THE
                                     ELEVEN MONTHS  FEBRUARY 2, 1988
                                         ENDED      (INCEPTION) THRU
                                     NOVEMBER 30,     NOVEMBER 30,
                                         1999             1999
                                     -------------  ----------------

REVENUE                               $         --    $         --
                                      ------------    ------------

EXPENSES

Consulting fees                          1,484,043       1,562,393
Investor relations                         978,215       1,045,215
Website costs                              412,481         412,481
Management fees                            110,000         175,000
Professional fees                           78,104         109,565
Referral fees                               33,594       1,283,594
Advertising and promotion                   19,874          31,266
Office and general                          17,232          21,003
Printing and reproduction                   16,870          28,267
Travel                                      18,330          50,398
Financing costs                             15,000          16,950
Telecommunications                          14,313          17,457
Loan interest                                9,286          10,919
Transfer agent fees                          7,331          12,169
Postage and courier                          6,384          10,287
Internet costs                               3,884          10,061
Dues and fees                                1,945           9,445
Bank service charges                           656             656
                                      ------------    ------------

                                         3,227,542       4,807,126
                                      ------------    ------------

NET LOSS FOR THE PERIOD                 (3,227,542)     (4,807,126)

DEFICIT - BEGINNING OF PERIOD           (1,579,584)             --
                                      ------------    ------------

DEFICIT - END OF PERIOD               $ (4,807,126)   $ (4,807,126)
                                      ------------    ------------

Weighted Average Net Loss Per Share   $      (0.13)
                                      ============

Weighted Average Number of Shares       25,408,261
                                      ============

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1999
(UNAUDITED)
================================================================================


CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                         $ (3,227,542)
Adjustments to reconcile net loss to net cash
 used in operating activities
Stock issued for services                                        2,862,768
Changes in assets and liabilities
Increase (Decrease) in
Deposit on acquisition of website                                   50,557
Increase in accounts payable                                        19,735
                                                              ------------

NET CASH USED IN OPERATING ACTIVITIES                             (294,482)
                                                              ------------


CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of internet and website licenses                         (345,788)
Software development costs                                        (132,762)
Investment in and advances to non-consolidated subsidiaries    (16,375,688)
Investments and advances - other                                  (634,000)
Acquisition of demonstration equipment                             (12,650)
Acquisition of computer software                                   (20,000)
Acquisition of computer equipment                                  (15,070)
                                                              ------------

NET CASH USED IN INVESTING ACTIVITIES                          (17,535,958)
                                                              ------------


CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock                                            13,420
Loans payable                                                   (1,014,811)
Capital in excess of par value                                  22,364,339
                                                              ------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                       21,362,948
                                                              ------------


INCREASE(DECREASE) IN CASH                                       3,532,508

CASH AND CASH EQUIVALENTS- BEGINNING OF PERIOD                       3,380
                                                              ------------


CASH AND CASH EQUIVALENTS- END OF PERIOD                      $  3,535,888
                                                              ------------

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
--------------------------------------------------------------------------------


1. HISTORY AND ORGANIZATION

   The Company was incorporated on February 2, 1988, pursuant to the laws of the State of Florida under the name of All Nations Catering, Inc.

   On June 19, 1998 the Company changed its name to Omicron Technologies, Inc.

   On May 20, 1998, the Company received clearance for an unpriced quotation on the OTC Bulletin Board.

2. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

   Omicron Technologies, Inc. together with its subsidiaries through acquisition and software development are in the developing stages of production of various products and services which include "APS" and "APS" Wireless Technology and internet related services.

   The APS technology is based on a new digital and wireless technology that will be have wide industrial and residential use especially in connection with digital cameras that will be available in security and surveillance type applications.

   The technology was developed through NASA's Jet Propulsion Laboratory which was originally created for NASA's space program. The technology is an electronic "eye" that utilizes amplified pixels or picture element in a semiconductor chip. The new APS technology shadows the conventional Charge-Coupled Device (CCD) sensor, which is currently used in all image devices. Smaller than the CCD, with superior video imaging capabilities, using approximately 100 times less power than CCD at about 1/5 of the cost, the APS technology provides a unique opportunity for the miniaturization of a full motion video camera down to the size of a microchip.

   The Company will focus the use of its CMOS APS digital imaging technology primarily in the new consumers products sector. These include products in the car, camera, computer, hand-held devices, imaging devices, medicine and toy industries.

   Omicron's newest venture, MaXum Bingo purchased from Kaleidoscope International Ltd. Will deliver to bingo players, live, dynamic access to Bingo wagering via PC or WebTV. MaXum hosts a rich, dynamic graphic that will provide players with a real sense of action and participation with no software downloads. MaXum utilizes a sophisticated, robotic Java camera. MaXum bingo players will have access to real and live interactive MaXum Bingo from the actual bingo hall.

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
--------------------------------------------------------------------------------


2. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   The Company has also acquired the licence to use an internet site for the Lucky Eight Casino, the Company's online casino website targeting Chinese speaking communities worldwide. The site will also be available in Japanese and Korean, as well as five other languages. Lucky Eight works in conjunction with Asian web browsers and operating systems

   The Company has also acquired in 1999 Cyberweb Systems, Inc. a private company which specializes in Internet gaming software development. Cyberweb has an extensive online contact directory for Asian individuals and businesses. Cyberweb also hosts and designs Internet websites. Cyberweb has also developed a new full-service financial information website developed by Cyberweb. The site will include free real-time quotes on all US and Canadian stocks, as well as Java chat, COMTEX news and free portfolio tracking that will send updates via email when a stock price reaches a high or low parameter set by the user.

   MANAGEMENT USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   PROPERTY AND EQUIPMENT

   Property and equipment is stated at cost. The cost of ordinary maintenance and repairs are charges to operations while renewals and replacements are capitalized. No depreciation has been taken in these financial statements because of the fact that the Company is a development stage company and as such has no revenues. It has been established that depreciation will commence when the company has revenues to match such cost against.

   PRODUCT DEVELOPMENT COSTS

   Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers.

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
--------------------------------------------------------------------------------


2. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   INTERNAL-USE SOFTWARE

   Effective January 1, 1999 the Company will adopt Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires certain direct development costs associated with internal-use software to be to be capitalized including external direct costs of material and services and payroll costs for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expenses as incurred.

   EARNINGS OR LOSS PER SHARE

   Earnings or loss per share is calculated using the basic weighted averaged number of common stock outstanding. Net loss per share - diluted is not presented because the inclusion of common share equivalents would be anti-dilutive.

   INCOME TAXES

   The Company has incurred certain operational losses in its development stage. The tax benefit of such losses has not been reflected in these financial statements until there is virtual certainty that such losses can be utilized before they expire for income tax purposes.

   FOREIGN CURRENCY TRANSLATION

   The Company maintains its books and records in United States Dollars. Foreign currency transactions are translated using the temporal method. Under this method, all monetary items are translated into U.S. funds at the rate of exchange prevailing at the balance sheet date. Non-Monetary items are translated at historical rates. Transaction gains and losses are included in the determination of earnings for the year.

   BASIS OF PRESENTATION

   For these interim financial statements the Company has accounted for its interest in its wholly-owned subsidiaries at cost. At this time there has been little or no significant activity in such subsidiaries as they have just started operations over the last month.

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30,1999
(UNAUDITED)
--------------------------------------------------------------------------------



2. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   CASH EQUIVALENTS

   For purposes of the statement of cash flows, the Company considers all cash and highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

   COMPENSATION FOR SERVICES RENDERED FOR STOCK

   The Company issued shares for common stock in lieu of services rendered. The costs of the services are valued according to the term of relative agreements, market value on the date of obligation, or based on the requirements of Form S-8, if applicable. The costs of such services has been charged to operations to the various accounts in which such services are categorized.

3. SHARE CAPITAL

   (i) On February 26, 1988, the Company issued 5,000 shares of its $1.00 par value common stock for services of $5,000.

   (ii) On May 13, 1998, the company increased its authorized capital to 50,000,000 common shares and changed the par value to $0.001. In addition the existing issued stock was exchanged at the rate of 200 shares of new stock for each share of existing stock and as result 1,000,000 new shares issued.

   (iii) On July 7, 1998 the Company closed a private placement and issued a total of 23,000,000 common shares at a price of $0.001 per share for total proceeds of $23,000.

   (iv) On July 31, 1998 the Company closed an additional private placement and issued a total of 70,000 common shares at a price of $5.00 per share for total proceeds of $350,000.

   (v) On September 2, 1998 the Company closed a third private placement and issued a total of 50,000 common shares at a price of $5.00 per share for total proceeds of $250,000.

   (vi) On September 21, 1998 the Company closed a fourth private placement and issued a total of 50,000 common shares at a price of $5.50 per share for total proceeds of $275,000.

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
--------------------------------------------------------------------------------


3. SHARE CAPITAL (CONTINUED)

   On January 29, 1999, the Company entered into an agreement with Pannstar Lines of Las Vegas, Nevada, to sell 2,451,500 common shares from treasury at a price of $4.65 per share for a total aggregate price of $11,399,475. Upon completion of this offering the Company has agreed to pay a referral fee to Sukhvinder Johal in the amount of 120,000 shares. This agreement is in effect for one year and will become null and void if not completed.

   On November 10, 1999, the Company entered into an agreement with one of its senior officers for such officer to purchase 6,730,000 restricted common shares for an aggregate consideration of $3,500,000. The agreement was completed on November 29, 1999. Additionally the agreement called for share purchase warrants of 6,730,000 shares at an exercise price of $ 0.52 per share. The option to purchase such shares expires in November 2002.

4. DEPOSIT ON PURCHASE OF OPTION

   The Company entered into an "Memorandum of Understanding" with a company, ViaSpace Technologies LLC, a technology incubation company whose charter is to develop and commercialize new high technologies on August 7, 1998. ViaSpace has an option to acquire from Caltech the license for the "APS" and "APS" (Active Pixel Sensor) Technology. Omicron and ViaSpace were to enter into a joint venture to develop certain applications relating to the technology. Omicron was to fund the development of the technology by ViaSpace at an at an estimated cost of $3,750,000. Omicron had advanced a total of $750,000 in connection with the funds necessary to develop such applications.

   The Company is now in negotiations with ViaSpace with a view to purchasing 100% of the licence. ViaSpace also owns certain proprietary rights to other related technologies to which Omicron would like to obtain. The value of such an acquisition cannot be determined at this time as negotiations are still continuing.

5. INVESTMENTS

   CYBERWEB SYSTEMS INC.

   On July 5, 1999, the Company acquired all the outstanding shares of Cyberweb Systems Inc. a private Canadian company which carries on the business of developing computer software, hosting and designing websites and providing computer consulting to other firms. The purchase price of the acquisition was 175,000 shares of 144 common stock of Omicron or $185,938.

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
--------------------------------------------------------------------------------


5. INVESTMENTS (CONTINUED)

   KALEIDOSCOPE INTERNATIONAL LTD.

   On July 16,1999, the Company acquired all the assets of Kaleidoscope International Ltd., a Belize Corporation consisting of the following:

   a) Three Universal Resource Locators;

   b) Sony Digital Camera and cabling;

   c) Demonstration drivers for Java Camera;

   d) MaXuM Bingo html development software and design; and

   e) A 300 MH Celeron computer.

   The Company exchanged 250,000 shares of restricted 144 stock for the acquisition. Thus the purchase price in equivalent dollars was $335,938.

   GLOBAL INTERACTIVE, LTD.

   On June 4,1999 the Company entered into a licencing agreement with Global Interactive Ltd., a Nevis Corporation on a non-exclusive basis to purchase an Internet website which will direct Internet gainers to a Casino giving the Company the right to process such customer activities through the Casino. The Company has paid an initial licencing fee of $45,000 which is non-refundable. The term of the licence is for 3 years and is automatically renewed annually indefinitely.

   Remuneration to the Licensor is as follows on a monthly basis, based on the net revenue less all applicable fees:



   a)       up to $500,000                     35%

   b)       $500,000 to $1,000,000             30%

   c)       over $1,000,000                    25%

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
--------------------------------------------------------------------------------


5. INVESTMENTS (CONTINUED)

   FAIRWIND TECHNOLOGIES LTD.

   On September 17, 1999, the Company entered into a software development agreement with Fairwind Technologies Ltd., a British Columbia corporation. Fairwind has been engaged to develop "Front-End Product" and "Back-End Product" technology used by customers on the internet for which Omicron is acquiring the distribution rights of the Products more specifically described as follows:

   Front-End Product

   Front-End Product means computer software developed and owned by Fairwind comprising the web pages and game client software which provides the playing of games as follows:


   a) single player game with server: video poker, slot machine, black jack, roulette, and craps;

   b) multi-user game with server: black jack, roulette; and

   c) multi-player games: poker, roulette, baccarat and black jack.

   Back-End Product

   Back-End Product means computer software developed by Fairwind comprising the accounting communications and administration modules which inter-operate with the Front-End Product

   The Company has agreed to pay Fairwind Technologies Ltd., a total of $548,000 in Canadian funds both in cash and in free trading shares based on the completion of the development of the Products.

   The acquisition price shall be paid as follows:

   a) $411,000 Canadian by way of monies; and

   b) $137,000 Canadian by way of issuance of Omicron free trading stock.

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
--------------------------------------------------------------------------------

5. INVESTMENTS (CONTINUED)

   FAIRWIND TECHNOLOGIES LTD. (CONTINUED)

   The payment schedule for the above is as follows:

   a) $123,300 Canadian shall be paid within 3 days of execution of the Agreement and delivery of 12,050 shares of free trading stock, and an option to acquire 6,025 shares at the option price of U.S. $2.31 within 30 days.

   b) the balance of the purchase price shall be paid within 14 days after completion of the technology which is scheduled to be December 15, 1999.

   The Conversion Price relating to the common stock is defined in this Agreement as being the weighted average of the closing trading price of the shares for the 10 trading days immediately prior to the date of acceptance of the Products.

   If for some reason Omicron cannot deliver free trading stock, then Omicron may deliver to Fairwind restricted stock whose restriction for conversion cannot be greater than 1 year and the number of shares delivered would have to equal 120% of the number of free trading stock that would have had to be delivered.

   INVESTMENT IN DYNCOM INC.

   On October 19, 1999, the company completed the acquisition of approximately 15% of a Company called DynCom Inc., a Colorado corporation. The Company purchased 600,000 shares of DynCom Inc. for 200,000 shares of restricted 144 common stock at a price of $3.00 per share for a total consideration of $600,000 US. Additionally the Company received stock warrants totaling 600,000 exercisable at $1.00 per share.

   DynCom Inc. is a company in the business of combining smart device, biometric, proprietary, and internet/Intranet technologies into effective and efficient e-solutions, e-applications and e-products.

   ACQUISITION OF VIASPACE RADIO, INC. AND RADIO SATELLITE CORPORATION

   In October 1999, the Company completed the acquisition of ViaSpace Radio, Inc. and Radio Satellite Corporation. Both ViaSpace and Radio were merged into one company called Interactive Radio Corporation. Omicron paid a total of 5,000,000 shares of restricted 144 common stock to the shareholders for a total consideration of $15,468,750.

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
-------------------------------------------------------------------------------


5. INVESTMENTS (CONTINUED)

   ACQUISITION OF VIASPACE RADIO, INC. AND RADIO SATELLITE
   CORPORATION (CONTINUED)

   Radio Satellite Corporation owns three patents which combine navigation, broadcast and two-way communication services to provide mobile users with e-commerce, e-mail, digital quality music, travel, security, global positioning and gaming at a relatively low cost. The initial marketing will be on the automotive, trucking and recreational vehicle markets

   Summary of Investment and Advances in Wholly-Owned Subsidiaries:


                                                     Investment           Advances
                                                   -------------       -------------

Interactive Radio Corporation                      $  15,468,750       $     435,000

Cyberweb Systems Inc.                                    185,938             286,000

Summary of Investments and Advances - Other


                                                     Investment           Advances
                                                   -------------       -------------
Dyncom, Inc.(13%)                                      $ 600,000       $          --

Fairwind Technologies Ltd.                                                    34,000


6. LOANS PAYABLE

   Advances from related parties bear interest(except as noted below) at the rate of 8% per annum compounded annually, are unsecured and have no fixed terms of repayment.

      Summary of loans payable:

Loan - SIU Corporation                            $ 51,333
Loan - Gary Robinson(non- interest bearing)         40,000
Loan - Gemini Trading                              294,920
                                                  --------
                                                  $386,253
                                                  ========

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)
--------------------------------------------------------------------------------


7. SALE OF SUB-LICENCES

   On September 15, 1999, the Company through its wholly-owned subsidiary MaXum Entertainment Ltd., a Belize Corporation, sold 4 sublicence agreements in connection with its internet gaming for a total purchase price of $1,200,000 of which a deposit of $50,557. The balance of the monies are due when the internet gaming site becomes operational which is expected to be sometime in April or May of 2000.

8. DEVELOPMENT STAGE COMPANY

   The Company has not earned significant revenue from planned principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity(deficit) and cash flows disclose activity since the date of the Company's inception.

9. ADDITIONAL FINANCING

   FINANCING AGREEMENT - ORIENT STAR FINANCE LTD.

   On October 5, 1999 the Company completed a financing agreement with Orientstar Finance Ltd. The total amount to be received under this agreement is $1,000,000 in four equal installments of $250,000 each. The agreement was completed in conjunction with Rule 504 Regulation D of the Securities Act which allows the company to issue free trading stock in exchange for cash. The first two installments are exchanged for shares at 65% of the closing bid on the day the funds are escrowed while the third and fourth installments are exchanged for stock at 70% of the closing bid the day the funds are escrowed. Total commissions in connection with the transaction are 10% and are deducted from each installment.

10. EXECUTIVE COMPENSATION

   On June 15, 1998 the Company entered into a consulting agreement with SIU Financial Corporation, a company owned by Sak Narwal, the CFO of the Company to provide services to the Company at the rate of $120,000 per year or $10,000 per month. The monthly amount charged includes rental of offices, telephone, computer and other related costs paid by SIU on behalf of Omicron. In the event that the Company is unable to pay for such services as outlined above monthly, SIU has agreed to treat such monies as a loan and such loan shall bear interest at the rate of 8% per annum compounded on an annual basis at December 31.

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30,1999
(UNAUDITED)
--------------------------------------------------------------------------------



11. GOING CONCERN

   The Company is a development stage company, as described in Note 8 above, and as such is dependent upon its ability to raise capital through private and public funding. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

12. SUBSEQUENT EVENTS

   The Company is about to file effective December 2, 1999, Articles of Amendment to increase the authorized share capital to 125,000,000 common shares in order to accommodate future equity investments.

                           OMICRON TECHNOLOGIES, INC.
                          (A Development Stage Company)

                              Financial Statements
                          Year Ended December 31, 1998

                    [MICHAEL JOHNSON & CO., LLC LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Omicron Technologies, Inc.
Denver, Colorado

We have audited the accompanying balance sheet of Omicron Technologies, Inc. (A Development Stage Company) as of December 31, 1998, and the related statements of operations, cash flows, and changes in stockholders' equity for the period February 2, 1988 (inception), through December 31, 1998, and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omicron Technologies, Inc. at December 31, 1998, and the results of their operations and their cash flows for the period, February 2, 1988 (inception) through December 31, 1998 and the year ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is in the development stage, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. The Company lost $1,572,584 from operations in the year ended December 31, 1998. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/ MICHAEL JOHNSON & CO LLC


Denver, Colorado
February 23, 2000

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                   DECEMBER 31

                                                        1998            1997
                                                     -----------    -----------
ASSETS:

CURRENT ASSETS:
  Cash                                               $     3,380    $        --
                                                     -----------    -----------
                                                           3,380             --

Fixed Assets - Office equipment                           15,418             --
                                                     -----------    -----------

Other Assets -                                           750,000             --
                                                     -----------    -----------

TOTAL ASSETS                                         $   768,798    $        --
                                                     ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY:

CURRENT LIABILITIES:
  Accounts Payable                                   $    44,019    $        --
  Accrued Expenses                                        66,633             --
  Notes Payable - current portion                             --             --
                                                     -----------    -----------
    Total Current Liabilities                            110,652             --

Long-Term Debt                                         1,334,730             --
                                                     -----------    -----------

TOTAL LIABILITIES                                      1,445,382             --
                                                     -----------    -----------

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value, 50,000,000
    shares authorized, 24,170,000 and 5,000 shares
    issued and outstanding, respectively                  24,170          5,000
  Additional paid-in capital                             878,830             --
  Deficit accumulated during the development stage    (1,579,584)        (5,000)
                                                     -----------    -----------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                    (676,584)            --
                                                     -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $   768,798    $        --
                                                     ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                   For the        For the     February 2, 1988
                                                 Year Ended      Year Ended   (Inception) thru
                                                December 31,    December 31,   December 31,
                                                    1998            1997           1998
                                                ------------    ------------  ----------------

REVENUES:                                       $         --    $         --   $         --

OPERATING EXPENSES:
 Referral fee                                      1,250,000              --      1,250,000
Consulting fees                                       73,350          78,350
Investor relations                                    67,000              --         67,000
Management fees                                       65,000              --         65,000
Travel                                                32,068              --         32,068
Legal and accounting fees                             31,461              --         31,461
Printing and reproduction                             11,397              --         11,397
Advertising and promotion                             11,392              --         11,392
Dues and fees                                          7,500              --          7,500
Internet costs                                         6,177              --          6,177
Transfer agent fees                                    4,838              --          4,838
Postage and courier                                    3,903              --          3,903
Telecommunications                                     3,144              --          3,144
Financing costs                                        1,950              --          1,950
Office and general                                     3,771              --          3,771
Loan interest                                          1,633              --          1,633
                                                ------------    ------------   ------------
  Total Operating Expenses                         1,574,584              --      1,579,584
                                                ------------    ------------   ------------

NET LOSS FROM OPERATIONS                        $ (1,574,584)   $         --   $ (1,579,584)
                                                ============    ============   ============

Weighted average number of shares outstanding     11,983,334           5,000

Net Loss Per Share                              $       0.13    $         --
                                                ============    ============


   The accompanying notes are an integral part of these financial statements.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                             Deficit
                                                                                            Accumulated
                                                       Common Stock          Additional      During the
                                                -------------------------      Paid-In      Development
                                                  Shares        Amount         Capital         Stage          Totals
                                                -----------   -----------    -----------    -----------    -----------
Balance - February 2, 1988                               --   $        --    $        --    $        --    $        --

Stock issued for cash - February 26, 1988             5,000         5,000             --             --          5,000
Net loss                                                 --            --             --         (5,000)        (5,000)
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1988                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------

                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1989                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1990                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1991                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1992                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1993                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1994                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1995                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1996                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1997                           5,000         5,000             --         (5,000)            --
                                                -----------   -----------    -----------    -----------    -----------

Changed par value from $1.00 to $.001
  - May 13, 1998                                         --        (4,995)         4,995             --             --
Forward stock split - 200 to 1 - May 13, 1998       995,000           995           (995)            --             --
Private placement - July 7, 1998                 23,000,000        23,000             --             --         23,000
Private placement - July 31, 1998                    70,000            70        349,930             --        350,000
Private placement - September 2, 1998                50,000            50        249,950             --        250,000
Private placement - September 21, 1998               50,000            50        274,950             --        275,000
Net loss for year                                        --            --             --     (1,574,584)    (1,574,584)
                                                -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1998                      24,170,000        24,170        878,830     (1,579,584)      (676,584)
                                                ===========   ===========    ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                Indirect Method

                                                       For the           For the         February 2, 1988
                                                     Year Ended         Year Ended       (Inception) thru
                                                     December 31,       December 31,       December 31,
                                                        1998                1997               1998
                                                  ----------------    ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (Loss)                                      $     (1,574,584)   $             --   $     (1,579,584)
  Adjustments to reconcile net loss to net cash
    used in operating activities
  Stock issued for services                              1,334,730                  --          1,334,730
  Changes in assets and liabilities:
  Increase (Decrease) in
   Accounts Payables                                        44,019                  --             44,019
   Accrued Expenses                                         66,633                  --             66,633
                                                  ----------------    ----------------   ----------------
                                                           110,652                  --            110,652
                                                  ----------------    ----------------   ----------------
Net Cash Used in Operating Activities                     (129,202)                 --           (134,202)
                                                  ----------------    ----------------   ----------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Deposit on purchase of option                           (750,000)                 --           (750,000)
 Purchase of equipment                                     (15,418)                 --            (15,418)
                                                  ----------------    ----------------   ----------------
Net Cash Used in Investing Activities                     (765,418)                 --           (765,418)
                                                  ----------------    ----------------   ----------------

CASH FLOW FROM FINANCING ACTIVITIES:
  Issuance of Common Stock                                 898,000                  --            903,000
                                                  ----------------    ----------------   ----------------
  Net Cash Provided by Financing Activities                898,000                  --            903,000
                                                  ----------------    ----------------   ----------------

INCREASE (DECREASE) IN CASH                                  3,380                  --              3,380

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                 --                  --                 --
                                                  ----------------    ----------------   ----------------

CASH AND CASH EQUIVALENTS - END OF PERIOD         $          3,380    $             --   $          3,380
                                                  ================    ================   ================


Supplemental Information:
  Interest paid                                   $             --    $             --   $             --
                                                  ================    ================   ================
  Taxes paid                                      $             --    $             --   $             --
                                                  ================    ================   ================


   The accompanying notes are an integral part of these financial statements.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         ORGANIZATION

         Omicron Technologies, Inc. (the "Company") was incorporated on February 2, 1988, pursuant to the laws of the State of Florida under the name of All Nations Catering, Inc. On June 19, 1988, the Company changed its name to Omicron Technologies, Inc. The Company is in the development stages of production of various products and services which include "APS" (active pixel sensor) and "APS wireless technology and Internet related services. The APS technology is based on a new digital and wireless technology that will have wide industrial and residential use in connection with digital cameras that will be available in security and surveillance type applications.

         BASIS OF ACCOUNTING:

         DEVELOPMENT STAGE COMPANY

         The Company has not earned significant revenue from planned principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operation, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         The Company's fiscal year end is December 31.

         USE OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the Company considered all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

         INCOME TAXES

         The Company has made no provision for income taxes because there have been no operations to date causing income for financial statements or tax purposes. The Company had net operating loss carryforwards of approximately $1,579,584 for financial statements and tax purposes, which begin to expire in 2003.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

         EARNING (LOSS) PER SHARE

         Earnings (loss) per share is calculated using the basic weighted average number of common stock outstanding. Net loss per share - diluted is not presented because the inclusion of common share equivalents would be anti-dilutive.

         PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. The cost of ordinary maintenance and repairs is charges to operations while renewals and replacements are capitalized. No depreciation has been taken in these financial statements.

NOTE 2 - DEPOSIT ON PURCHASE OF OPTION:

         The Company entered into an "Memorandum of Understanding" with a company, ViaSpace Technologies, LLC., a technology incubation company whose charter is to develop and commercialize new high technologies on August 7, 1998. ViaSpace has an option to acquire from Caltech, the license for the "APS" (Active Pixel Sensor) technology. Omicron and ViaSpace were to enter into a joint venture to develop certain applications relating to the technology. Omicron was to fund the development of the technology by ViaSpace at an estimated cost of $3,750,000. As of December 31, 1998, the Company had advanced $750,000 in funds necessary to develop such applications.

         The Company is in negotiations with ViaSpace to purchase 100% of the license. ViaSpace also owns certain proprietary rights to other related technologies which the Company would like to obtain. The value of such an acquisition cannot be determined at this time as negotiations are still continuing.

NOTE 3 - CAPITAL STOCK TRANSACTIONS:

         In 1998, the Company's Board of Directors and shareholders approved the following capital stock transactions:

         1) On May 13, 1998, the Company increased its authorized capital to 50,000,000 common shares from 7,500 common shares and changed the par value to $.001 from $1.00. In addition, the existing and outstanding stock was exchanged at the rate of 200 to 1 for new share issued.

         2) On July 7, 1998, the Company closed a private placement and issued a total of 23,000,000 common shares at a price of $.001 per share

         3) On July 31, 1998, the Company closed an additional private placement and issued a total of 70,000 common shares at a price of $5.00 per share.

         4) On September 21, 1998, the Company closed a third private placement and issued a total of 50,000 common shares at a price of $5.00 per share.

         5) On September 21, 1998, the Company closed a fourth private placement and issued a total of 50,000 shares at a price of $5.50 per share.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 4 - LOANS PAYABLE:

         Following is a summary of long-term debt at December 31, 1998:

Note Payable to shareholder, 0% interest, unsecured,  due on demand   $1,237,500

Note Payable to shareholder, 0% interest, unsecured, due on demand        77,250

Note Payable to shareholder, 8% interest, unsecured, due on demand        19,980
                                                                      ----------
                                                                      $1,334,730
                                                                      ==========

NOTE 5 - REFERRAL FEE:

         In August 1998, a referral fee of 1,000,000 shares of common stock valued at $1.25 per share was paid to consultant in connection with the option purchase of ViaSpace Technologies, LLC.

NOTE 6 - RELATED PARTY TRANSACTIONS:

         EXECUTIVE COMPENSATION

         On June 15, 1998, the Company entered into a consulting agreement with SIU Financial Corporation, a company owned by Sak Narwal, the CFO of the Company to provide services to the Company at the rate of $120,000 per year. The monthly amount charged includes rental of office, telephone, computer and other related costs paid by SIU on behalf of the Company. In the event that the Company is unable to pay for such services as outlined above, SIU has agreed to treat such monies as a loan and such loan shall bear interest at the rate of 8% per annum compounded on an annual basis at December 31.

NOTE 7   GOING CONCERN

         The Company is a development state company, and as such is dependent upon its ability to raise capital through private and public funding. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS:

         CYBERWEB SYSTEMS, INC.

         On July 5, 1999, the Company acquired all the outstanding shares of Cyberweb Systems, Inc., a private Canadian company, which specializes in the business of developing computer software, hosting, and designing websites, and providing computer consulting to other firms. The purchase price of the acquisition was 175,000 shares of 144 common stock of the Company which management valued at $185,938.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 8 - SUBSEQUENT EVENTS: (CONTINUED)

         KALEIDOSCOPE INTERNATIONAL LTD.

         On July 16, 1999, the Company acquired all the outstanding assets of Kaleidoscope International Ltd., a Belize Corporation, which specializes in the business of developing computer software. The Company exchanged 250,000 shares of restricted 144 common stock of the Company which management valued at $335,938.

         GLOBAL INTERACTIVE, LTD.

         On June 4, 1999, the Company entered into a licensing agreement with Global Interactive Ltd., a Nevis Corporation, on a non-exclusive basis to purchase an Internet website which will direct Internet gainers to a casino giving the Company the right to process such customer activities through the Casino. The Company has paid an initial non-refundable licensing fee of $45,000. The term of the license is (3) three years and is automatically renewed annually.

         Remuneration to the Licensor is as follows on a monthly basis, based on the net revenue less all applicable fees:

a) up to $500,000           35%
B) $500,000 to $1,000,000   30%
c) over $1,000,000          25%

         INVESTMENT IN DYNCOM., INC.

         On October 19, 1999, the Company acquired approximately 15% of DynCom.Inc, a Colorado corporation, which is in the business of combining smart device, biometric, proprietary, and Internet/intranet technologies into effective and efficient e-solutions, e-application, and e-products. The Company purchased 600,000 shares of DynCom, Inc. for 200,000 shares of restricted 144 common stock which management valued at $600,000. Additionally, the Company received stock warrants from DynCom, Inc. of 600,000, exercisable at $1.00 per share.

         ACQUISITION OF VIASPACE RADIO, INC. AND RADIO SATELLITE CORPORATION

         In October 1999, the Company completed the acquisition of ViaSpace Radio, Inc. and Radio Satellite Corporation. Both ViaSpace and Radio Satellite Corporation were merged into one company called Interactive Radio Corporation. The Company paid a total of 5,000,000 shares of restricted 144 common stock to the shareholders which management valued at $15,468,750.

         Radio Satellite Corporation owns three patents which combine navigation, broadcast and two-way communication services to provide mobile user with e-commerce, e-mail, digital quality music, travel, security, global positioning and gaming at a relatively low cost.

                           OMICRON TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 8 - SUBSEQUENT EVENTS: (CONTINUED)

         FINANCING AGREEMENT WITH ORIENT STAR FINANCE LTD.

         On October 5, 1999, the Company completed a financing agreement with Orient Star Finance Ltd. The total amount to be received under this agreement is $1,000,000, payable in four equal installments of $250,000 each. The agreement was completed in conjunction with Rule 504 Regulation D of the Securities Act which allows the Company to issue free trading stock in exchange for cash. The first two installments are exchanged for shares at 65% of the closing bid on the day the funds are escrowed while the third and fourth installments are exchanged for 70% of the closing bid the day the funds are escrowed. Total commissions in connection with the transaction are 10% and deducted from each installment.

         SALE OF SUB-LICENSES

         On September 15, 1999, the Company, through it wholly-owned subsidiary MaXum Entertainment Ltd., a Belize Corporation, sold (4) four sub-license agreements in connection with its Internet gaming for a total purchase price of $1,200,000. A deposit of $50,557 was paid and the balance of monies are due when the Internet gaming site becomes operational.


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